UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                        (Amendment No. )*

                 Ashford Hospitality Trust, Inc.
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                        (Name of Issuer)

              Common Stock, par value $0.01 per share
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                 (Title of Class of Securities)

                          044103 10 9
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                         (CUSIP Number)

                          July 1, 2004
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     (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]          Rule 13d-1(b)

     [ X ]          Rule 13d-1(c)

     [   ]          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 044103 10 9                                     Page 2


(1)  Name of Reporting Person               Montgomery J. Bennett
     I.R.S. Identification No. of
     Above Person (entities only)
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(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [   ]
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(3)  SEC Use Only
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(4)  Citizenship                                              USA
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Number of Shares

   Beneficially          (5)  Sole Voting Power         3,091,152(1)
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 Owned by Each           (6)  Shared Voting Power               0
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Reporting Person         (7)  Sole Dispositive Power    3,091,152(1)
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      With:              (8)  Shared Dispositive Power          0
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(9)  Aggregate Amount Beneficially Owned                3,091,152(1)
     by Each Reporting Person
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(10) Check if the Aggregate Amount in                       [   ]
     Row (9) Excludes Certain Shares*
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(11) Percent of Class Represented by                        10.93%
     Amount in Row (9)
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(12) Type of Reporting Person*                                 IN
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*    SEE INSTRUCTIONS


(1) Includes an aggregate of 2,486,957 shares of common stock issuable, at the option of the Issuer, upon conversion of Units of Partnership Interest ("Units") of Ashford Hospitality Limited Partnership, the Issuer's operating subsidiary, held by the Reporting Person. The Reporting Person directly holds 2,486,957 Units which are convertible on or after August 29, 2004, into cash or, at the option of the Issuer, into shares of common stock (on a one-for-one basis per Unit).

(2) Calculated based on 28,287,404 shares of common stock issued and outstanding, which represents (a) 25,800,447 shares of common stock issued and outstanding on May 12, 2004, as reported by the Issuer in its Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2004, as filed with the Securities and Exchange Commission on May 13, 2004 plus
      (b) the assumed conversion of 2,486,957 Units held by the Reporting Person into the same number of shares of common stock.

Item 1(a)  Name of Issuer:

           Ashford Hospitality Trust, Inc. (the "Issuer")

Item 1(b)  Address of Issuer's Principal Executive Offices:

           14185 Dallas Parkway, Suite 1100
           Dallas, TX 75254

Item 2(a)  Name of Person Filing:

           Montgomery J. Bennett

Item 2(b)  Address of Principal Business Office or, if None, Residence:

           14185 Dallas Parkway, Suite 1100
           Dallas, Texas 75254

Item 2(c)  Citizenship:

           USA

Item 2(d)  Title of class of securities:

           Common Stock, $0.01 par value per share, of the Issuer

Item 2(e)  CUSIP No.:

           044103 10 9

Item 3. If this statement is filed pursuant to Sections 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

          (a)  [   ]  Broker or dealer registered under section 15 of
                      the Act (15 U.S.C. 78c);

          (b)  [   ]  Bank as defined in section 3(a)(6) of the Act
                      (15 U.S.C. 78c);

          (c)  [   ]  Insurance company as defined in section 3(a)(19)
                      of the Act (15 U.S.C. 78c);

          (d)  [   ]  Investment company registered under section 8 of
                      the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e)  [   ]  An investment adviser in accordance with
                      240.13d-1(b)(1)(ii)(E);

          (f)  [   ]  An employee benefit plan or endowment fund in
                      accordance with 240.13d-1(b)(1)(ii)(F);

          (g)  [   ]  A parent holding company or control person in
                      accordance with 240.13d-1(b)(ii)(G);

          (h)  [   ]  A savings association as defined in section 3(b)
                      of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i)  [   ]  A church plan that is excluded from the definition
                      of an investment company under section 3(c)(14) of the Investment Company Act of 1940
                      (15 U.S.C. 80a-3);

          (j)  [   ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J)


          Not applicable.

Item 4.   Ownership:

          (a)  Amount beneficially owned:  3,091,152 shares of Common Stock (1)

          (b)  Percent of class:  10.93%(2)

          (c)  Number of shares as to which the Reporting Person has:

               (i)  sole power to vote or to direct the vote:  3,091,152

               (ii) shared power to vote or to direct the vote:  0

              (iii) sole power to dispose or to direct the disposition
                     of:  3,091,152

               (iv) shared power to dispose or to direct the
                    disposition of: 0

Item 5.   Ownership of Five Percent or Less of a Class:

          Not Applicable


Item 6.   Ownership of More Than Five Percent on Behalf of Another
          Person:

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
          Holding Company or COntrol Person:

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable.



(1) Includes an aggregate of 2,486,957 shares of common stock issuable, at the option of the Issuer, upon conversion of Units of Partnership Interest ("Units") of Ashford Hospitality Limited Partnership, the Issuer's operating subsidiary, held by the Reporting Person. The Reporting Person directly holds 2,486,957 Units which are convertible on or after August 29, 2004, into cash or, at the option of the Issuer, into shares of common stock (on a one-for-one basis per Unit).

(2) Calculated based on 28,287,404 shares of common stock issued and outstanding, which represents (a) 25,800,447 shares of common stock issued and outstanding on May 12, 2004, as reported by the Issuer in its Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2004, as filed with the Securities and Exchange Commission on May 13, 2004 plus
      (b) the assumed conversion of 2,486,957 Units held by the Reporting Person into the same number of shares of common stock.

Item 9.   Notice of Dissolution of Group:

          Not Applicable.

Item 10.  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                    [Signature page follows]

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 8, 2004              /s/ MONTGOMERY J. BENNETT
                              ----------------------------------
                              Montgomery J. Bennett





            ATTENTION:  Intentional misstatements or
              omissions of fact constitute Federal
            criminal violations (See 18 U.S.C.  1001)





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